FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

Interim Financial Statements for 3 Months Ended June 30, 2004 and 2003

2.

News Release dated October 4, 2004

3.

News Release dated October 13, 2004

4.

News Release dated October 26, 2004

5.

Material Change Report October 26,2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MISCELLANEOUS CORP.

(Registrant)

Date: October 27, 2004

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

Logan Resources Ltd.
(An Exploration Company)
Financial Statements
For the 3 Months Ended
June 30, 2004 and 2003
(Expressed in Canadian Dollars)
(Unaudited)

Logan Resources Ltd.
(An Exploration Stage Company)
Balance Sheets
As at June 30, 2004 and March 31, 2004
(Expressed in Canadian Dollars)
(Unaudited)
	June 30	March 31
	2004	2004
	$	$
	(unaudited)	(audited)
Assets
Current Assets
Cash	-	63,634
Amounts receivable	20,378	7,806
Mining exploration tax credit receivable	11,768	11,768

	32,146	83,208

Property	5,000	5,000
Property and equipment [Note 4]	3,457	197
Cash committed for mineral exploration [Note 9]	88,949	66,375
Mineral Properties [Note 5]	812,998	558,424

	942,550	713,204

Liabilities
Current Liabilities
Cash borrowed from flow-through funds	43,889	-
Accounts payable and accrued liabilities	60,016	95,771
Due to related parties [Note 7]	38,591	66,500

	142,496	162,271
Shareholders' Equity
Capital Stock [Note 6]	4,312,353	3,848,793
Contributed Surplus	109,675	9,085
Common Shares Subscribed	-	132,750
Deficit	(3,621,974)	(3,439,695)

	800,054	550,933

	942,550	713,204
Contingent Liability [Note 1]
Approved on behalf of the Board:

"Seamus Young" "Judith Mazvihwa"
Seamus Young, Director Judith T. Mazvihwa, Director

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.
(An Exploration Stage Company)
Statement of Operations and Deficit
For the 3 Months Ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)
(Unaudited)
	Three Months Ended
	June 30
	2004	2003
	$	$

Revenue	-	-

Expenses
Accounting and audit	3,299	-
Administration salaries	15,890	2,532
Amortization	156	-
Investor relations	26,593	-
Legal	6,297	384
Loss on write-of of mineral properties	1,285	-
Management fees [Note 7]	7,500	7,500
Office, rent and telephone	6,546	2,248
Stock-based compensation [note 6]	105,000	-
Transfer agent and regulatory	3,910	8,351
Travel and promotion	5,805	2,184

	182,281	23,199
Net Loss for the Period	(182,281)	(23,199)

Deficit, Beginning of Period	(3,439,693)	(3,292,076)
Deficit, End of Period	(3,621,974)	(3,315,275)
Loss per share - basic and diluted	(0.02)	(0.003)
Weighted average shares outstanding	12,103,396	8,320,756

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.
(An Exploration Stage Company)
Statement of Cash Flows
For the 3 Months Ended June 30, 2004 and 2003
(Expressed in Canadian Dollars)
(Unaudited)
	Three Months Ended
	June 30
	2004	2003
	$	$
Operating Activities
Net Loss for the Year	(182,281)	(23,199)
Items not involving cash:
Amortization	156	-
Loss on write-off of mineral properties	1,285	-
Stock-based compensation	105,000	-
Changes in non-cash working capital items
Amounts receivable	(12,572)	(56)
Accounts payable and accrued liabilities	(35,755)	11,740
Due to related parties	(27,909)	24,521

	(152,076)	13,006
Financing Activities
Share capital issued	459,153	52,000
Share subscriptions applied to capital	(132,750)	-
Less committed for mineral exploration	(88,949)	-

	237,454	52,000
Investing Activities
Acquisition of property plant and equipment	(3,416)	-
Acquisition of and expenditures on mineral properties	(255,860)	(84,303)
Less financed by cash committed for mineral exploration	66,375	-

	(192,901)	(84,303)
Increase (Decrease) in Cash and Cash Equivalents	(107,523)	(19,297)
Cash and Cash Equivalents - Beginning of the Period	63,634	21,985

Cash and Cash Equivalents - End of the Period	(43,889)	2,688
Non-cash Financing Activities
Mineral exploration tax credit receivable	11,768	26,182
Property option payment paid with shares	-	52,000
Supplemental Disclosures
Interest paid	-	-
Income tax paid	-	-

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

For the 3 Months Ended June 30, 2004 and 2003

(Unaudited)

(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.

Significant Accounting Policies

[a]

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Property and equipment

Property and equipment is recorded at cost and is amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Office furniture and equipment

20%

Computer equipment

25%

Field equipment

25%

[e]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f]

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset. To June 30, 2004, no impairment losses have been recorded.

[g]

Financial instruments

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[h]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[i]

Stock-based compensation plans

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 6[b].

[j]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the period’s presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[k]

Comparative figures

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation.

3.

Change in Accounting Policy

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since April 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $9,085 in respect of employee options granted in 2004 (Note 6[b]).

4.

Property and Equipment

	Cost $	Accumulated Amortization $	June 30,2004 Net Carrying Value $ (unaudited)	March 31, 2004 Net Carrying Value $ (audited)

Computer equipment	1,050	902	148	197
Office furniture & equipment	406	13	393	-
Field Equipment	3,010	94	2,916	-
	4,466	1,009	3,457	197

5.

Mineral Properties

Acquisition costs and exploration expenditures incurred to June 30, 2004, on the properties, are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total June 30, 2004 $ (unaudited)	Total March 31,2004 $ (audited)

Redford Property [[a] below]
Beginning of period	4,687	125,055	129,742	77,287
Incurred during the period	27,600	99,412	127,012	52,455

End of period	32,287	224,467	256,754	129,742

Albert Creek Property [[b] below]
Beginning of period	34,000	161,555	195,555	165,873
Incurred during the period	-	500	500	29,682

End of period	34,000	162055	196,055	195,555

5.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total June 30, 2004 $ (unaudited)	Total March 31,2004 $ (audited)
Antler Creek Property [[c] below]
Beginning of period	28,773	27,906	56,679	51,099
Incurred during the period	-	500	500	5,580

End of period	28,773	28,406	57,179	56,679

Shell Creek Property [[d] below]
Beginning of period	63,000	23,992	86,992	16,268
Incurred during the period	89,330	9,021	98,351	70,724

End of period	152,330	33,013	185,343	86,992

Heidi Property [[e] below]
Beginning of period	40,000	49,456	89,456	-
Incurred during the period	25,000	3,211	28,211	89,456

End of period	65,000	52,667	117,667	89,456

Iron Horse Property [[f] below]
Beginning of period	-	-	-	-
Incurred during the period	-	1,285	1,285	20,883
Write-down on disposal	-	(1,285)	(1,285)	-20,883

End of period	-	-	-	-

Total	312,390	500,608	812,998	558,424

[a]

Redford Property (Alberni Mining Division, B.C.)

The Company owns 25 claims (438 units) obtained by staking, of which 20 claims (347 units) were staked during the period. The President of the Company holds four of the claims, representing 75 units, in trust on behalf of the Company.

[b]

Albert Creek Property (Liard Mining Division, B.C.)

The Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% Net Smelter Return (“NSR”) Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company issued 240,000 shares and must incur a further $100,000 ($87,100 incurred as at June 30, 2004) of exploration expenditures by September 30, 2005. To exercise the third stage (25%) the Company must issue a further 360,000 shares by September 30, 2007. The Company will then retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the Optionors by September 30, 2008.

On April 15, 2004, the Company entered into an option agreement whereby the Optionee has the right to earn the Company’s 51% interest in the Albert Creek Property.

To earn this interest the Optionee is to issue 100,000 of its shares upon receipt of TSX Venture Exchange approval and incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005;

[ii]

$200,000 in aggregate on or before February 15, 2006; and

[iii]

$300,000 in aggregate on or before February 15, 2007.

[c]

Antler Creek Property (Cariboo Mining Division, B.C.)

Pursuant to an Option Agreement dated May 23, 2000 and amended June 21, 2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During 2003, the Company acquired the claims, subject to a 2% NSR Royalty retained by the Optionors, by issuing 100,000 shares at a fair value of $12,000.

[d]

Shell Creek Property (Dawson Mining District, Y.T.)

Pursuant to an Option Agreement dated January 1, 2003, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 70 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 to be paid to cover certain expenditures (paid);

[ii]

a further $15,000 to be paid within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 to be paid on or before January 1, 2004 (paid);

[iv]

a further $30,000 to be paid on or before January 1, 2005;

[v]

a further $35,000 to be paid on or before January 1, 2006; and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares to be issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares to be issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares to be issued on or before January 1, 2005;

[v]

a further 100,000 shares to be issued on or before January 1, 2006;

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]

$350,000 in aggregate before January 1, 2005;

[iii]

$650,000 in aggregate before January 1, 2006;

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During the period, the Company staked an additional 361 claims, to bring the total number of claims to 431.

[e]

Heidi Property (Mayo Mining District, Y.T.)

The Company has entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 2% NSR Royalty, in the Heidi Mineral Claims located in the Mayo Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $10,000 six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $15,000 to be paid on or before January 15, 2004 (date extended by the Optionor);

[iv]

a further $15,000 to be paid on or before July 15, 2004;

[v]

a further $17,500 to be paid on or before January 15, 2005;

[vi]

a further $17,500 to be paid on or before July 15, 2005;

[vii]

a further $20,000 to be paid on or before January 15, 2006;

[viii]

a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares to be issued six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[iii]

50,000 shares to be issued on or before January 15, 2004 (issued);

[iv]

50,000 shares to be issued on or before July 15, 2004;

[v]

100,000 shares to be issued on or before January 15, 2005;

[vi]

100,000 shares to be issued on or before July 15, 2005;

[vii]

100,000 shares to be issued on or before January 15, 2006;

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005;

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

 [f]

Iron Horse Property (Osoyoos Mining District, B.C.)

The Company entered into an Option Agreement on April 8, 2003 to acquire the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia.  During the period, the Company terminated the option agreement, in order to focus its resources on other properties. The expenditures incurred totalling $1,285 (March 31, 2004 - $20,883) have been written-off.

The following table represents exploration expenditures incurred during the period:

	Redford $	Albert Creek $	Antler Creek $	Shell Creek $	Heidi $	Iron Horse $	Total $

Assaying and sampling	18,894	-	-	696	-	-	19,590
Camp costs	5,019	-	-	912	-	-	5,931
Drilling	43,893	-	-	-	-	-	43,893
Equipment storage, rental and maintenance	344	-	-	-	-	-	344
Filing and recording	-	-	-	-	-	585	585
Geology	24,564	-	-	401	110	200	25,275
Geophysics	-	-	-	1,500	-	-	1,500
Helicopter	-	-	-	1,428	1,429	-	2,857
Supervision and assistance [Note 7]	4,550	500	500	1,725	1,225	500	9,000
Travel	2,148	-	-	2,359	447	-	4,954
B.C. Mining Exploration Tax Credits [below]	-	-	-	-	-	-	-

	99,412	500	500	9,021	3,211	1,285	113,929

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying British Columbia mineral exploration expenditures incurred.  METC’s totalling $11,768 were accrued at March 31, 2004 and were still receivable at June 30, 2004.

6.

Share Capital

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $

Issued and allotted as at March 31, 2003 (audited)	8,075,752	3,636,076

Issued during 2004 for:

Mineral property option payments	940,000	103,000
Options exercised	312,000	62,400
Warrants exercised	315,424	57,717

	Number of shares	Value $
Less subscriptions receivable (received subsequently)	–	(10,400)

Issued as at March 31, 2004 (audited)	9,643,176	3,848,793

Issued during the period (unaudited) for:

Cash - flow-through (note [a] below)	1,500,000	225,000
Cash - non flow-through (note [a] below)	1,500,000	225,000
Options exercised	100,000	20,000
Option value allocated from Contributed Capital		4,410
Warrants exercised	50,000	10,000
Subscriptions received from prior year		10,400
Less option payments receivable		(10,000)
Less subscriptions receivable		(11,250)

Issued as at June 30, 2004 (unaudited)	12,793,176	4,322,353

 [a]

Private placements

[i]

During 2004 the Company completed a private placement of 186,700 flow-through units at a price of $0.15 per unit for proceeds of $28,005. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.20 per share expiring May 22, 2004.

Pursuant to the flow-through shares issued, the Company was committed to spend $28,005 on Canadian Exploration Expenditures (“CEE”), which was spent during 2004. A total of $28,005 of CEE was renounced in favour of subscribers effective December 31, 2003.

[ii]

On April 23, 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for proceeds of $450,000. One-half of the units are flow-through units. Each flow-through unit consists of one flow-through common share and one share purchase warrant. The other half of the units are non-flow through units with each unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring April 22, 2006. The Company paid a finders’ fee of 120,000 common shares pursuant to this private placement.

Pursuant to the flow-through shares issued, the Company was committed to spend $225,000 on Canadian Explorations Expenditures (“CEE”).  As of June 30, 2004, the Company had expended $136,051 of that amount on CEE.

 [b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2003	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004	204,000	0.20
Granted	1,050,000	0.40
Exercised	(100,000)	0.20
Cancelled	(104,000)	0.20

Outstanding, June 30, 2004 (exercisable after September 27, 2004)	1,050,000	0.40

Exercisable at end of period	1,050,000	0.40

Additional information regarding options outstanding as at June 30, 2004 is as follows:

	Outstanding			Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.40	1,050,000	0.96	0.40	1,050,000	0.40

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

The total fair value of employee stock options granted during the period was $105,000 (2004 - $9,085) which was fully recognized. The weighted average grant date fair value of options granted during the period was $0.10 (2004 – 0.036).

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	June 30, 2004 (unaudited)	March 31, 2004 (audited)

Interest rate	3.08%	3.11%
Expected life (in years)	2	2
Expected volatility	50%	36%

 [c]

Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2003 (audited)	2,562,500	0.17
Issued with private placement (Note 6[a][i])	186,700	0.20
Exercised	(315,424)	0.19
Expired	(2,383,576)	0.17

Balance, March 31, 2004 (audited)	50,200	0.20
Issued with private placement (Note 6[a][ii])	3,000,000	0.20
Exercised	50,000	0.20
Expired	(200)	0.20

Balance, June 30, 2004 (unaudited)	3,000,000	0.20

At June 30, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

3,000,000	$0.20	April 22, 2005

7.

Related Party Transactions/Balances

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	3 Months ended March 31, 2004 $	3 Months ended March 31, 2003 $

Management fees paid to a company controlled by the President of the Company.	7,500	7,500
Property supervision fees paid to a company controlled by the President of the Company.	9,000	7,500
Rent paid to a company with common officers and directors.	3,457	-
Fees for claim staking, paid to a company controlled by a relative of the President.	29,535	-

	49,492	15,000

[b]

The amount of $393 (March 31, 2004 (audited) - $1,983) due to the President of the Company is non-interest bearing, unsecured and due on demand.

 [c]

The amount of $595 (March 31, 2004 (audited) - $52,515) due to a company controlled by the President of the Company is non-interest bearing, unsecured and due on demand.

[d]

The amount of $37,602 (March 31, 2004 (audited) - $12,002) due to a company with common officers and directors is non-interest bearing, unsecured and due on demand.

[e]

See Note 5[b] and [c] for mineral property option agreements with related parties.

8.

Income Taxes

The Company has non-capital losses of $695,000 to carry forward to reduce future years' taxable income, expiring as follows:

	$		$
2005	113,000	2009	89,000
2006	80,000	2010	105,000
2007	51,000	2011	119,000
2008	58,000

No adjustments have been made to the tax account balances for interim periods.

At March 31, 2004, the Company had cumulative Canadian Exploration Expenses of $582,000 which are deductible 100% against future years’ taxable income and have no expiry date.

Canadian Development Expenses of $893,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

Foreign Exploration and Development Expenses of $282,000 are available at a rate of 10% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

Logan Resources Ltd.

(An Exploration Stage Company)

Management Discussion and Analysis

For the 3 Months Ended June 30, 2004 and 2003

LOGAN RESOURCES LTD.

Quarterly Report to Shareholders for the quarter ended June 30th, 2004

MANAGEMENT DISCUSSION & ANALYSIS

Note: The following management discussion has been prepared as a summary of activities for the quarter ended June30th, 2004, and significant events subsequent to that period.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. is a mineral exploration company. Its main focus is on gold, copper and uranium (U2O8) property acquisition, exploration and development.  The Company currently owns, or has an option to own, three mineral properties (two gold and one silver) in British Columbia designated as Albert Creek, Redford and Antler Creek (previously called Ecom) and two mineral properties in the Yukon designated as Shell Creek and Heidi Properties. The Shell Creek (gold, copper and U2O8) and Heidi (gold) properties were recently optioned from Shawn Ryan.

RESULTS OF OPERATIONS

The Company has no producing properties and consequently has no operating income or cash flow from its mineral properties.  Exploration expenditures are capitalized as incurred until and unless it is determined that the property is to be abandoned.  At that time all capitalized costs of the property are written off to operations in the current period.

Overall, in the prior year and the current quarter, expenses (net loss) have increased due to increased activity in the Company and new accounting rules for incentive stock options.

Accounting and audit expenses increased during the prior year and current quarter due to management’s decision to seek registration (“a 20F registration”) with the Securities and Exchange Commission (SEC). This registration is now complete.

Administration salaries represent 3 individuals working part time in accounting, property assessment and regulatory management, and reception.  The salaries of these individuals are shared with another public company.  It is expected that these individuals will reduce reliance on outside consultants, allow the company to manage its own exploration projects and respond effectively to increasing regulatory requirements.

Investor relations expenses were increased significantly to take advantage of improved market conditions. Amounts listed for the prior year and the current quarter include expenses incurred to attend mining conventions during the periods and the hiring of an individual to manage investor relations matters.

Legal expenses in the current quarter include fees to assist in the previously mentioned SEC registration.

The write-off of mineral properties in the prior year and current quarter was due to the termination of the Iron Horse property agreement. See the financial statement notes for details.

Stock based compensation represents the value of stock options granted to directors, employees and consultants. As noted in the financial statements, the Black-Scholes method was used to value these options at $0.10 per share.  These amounts have no effect on the cash-flow of the Company.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	March 31, 2004	March 31, 2003	March 31, 2002
	$	$	$
Net loss	(147,619)	(101,904)	(89,165)
Net loss per share	(.02)	(.02)	(.04)
Total assets	713,204	371,606	151,555

For each of the above years: total revenue was nil; net loss and loss before discontinued operations and extraordinary items was same; long-term debt was nil; and dividends were nil.

The above data has been prepared in accordance with Canadian generally accepted accounting principles.

Increases in net losses were a reflection of increased activity in the Company.  As the Company has no revenue, all expenses directly impact the net loss amount.

Total assets have increased as the Company has acquired new properties and made exploration expenditures on them.  These expenditures are added to the cost amount of the properties until such time as the properties are abandoned or become producing.

SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)

	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Net loss	(182,281)	(83,508)	(21,064)	(19,849)	(23,199)	(26,347)	(16,257)	(33,156)
Net loss per share	(0.02)	(0.10)	(0.002)	(0.002)	(0.003)	(0.005)	(0.003)	(0.006)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

RELATED PARTY TRANSACTIONS

The Company pays a company controlled by the President of the Company, Seamus Young, $2,500 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of the Company’s mineral properties plus a per diem for supervision time spent at the properties; and $2,500 per month for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.

A director, Judith Mazvihwa, is paid varying amounts for property assessment and regulatory management on a shared salary basis with International KRL Resources Corp.  Salary compensation during the quarter for this individual amounted to $6,608

International KRL Resources Corp. is a resource exploration company that has 3 common directors with the Company, including the President of both companies, Seamus Young.  International KRL Resources Corp. has an informal cost sharing arrangement with the Company for office space and administrative services.  Amounts owing between the Companies are listed in the notes to the financial statements.

During the quarter, the Company paid $29,535 to 643990 Inc., a company owned by Timothy Young, the son of the President.  This payment was for staking additional claims on the Redford Property.

LIQUIDITY AND CAPITAL RESERVES

As at June 30, 2004, the Company had a working capital deficit of $110,350. The Company closed a private placement for $450,000 on April 19, 2004, $225,000 of which was available for working capital.  The Company anticipates that the costs of future acquisitions, and exploration and development will be financed, as necessary, from the proceeds of the future sales of Company shares by way of private placements and public offerings.

CAPITAL RESOURCES

The Shell Creek, Heidi and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the financial statements.

The Redford property was acquired by staking and purchase and requires the standard assessment exploration to stay in good standing.

Pursuant to various flow-through share agreements, the Company was committed, as at June 30, 2004, to incur a further $88,949 of Canadian Exploration Expenditures before the end of April 2006.

Management expects to fund the above commitments, and keep the properties in good standing, through future private placements and public share offerings.

EXPLORATION EXPENDITURES

During the prior year the company incurred $126,460 on explorations expenditures.  During the current quarter the company incurred $113,929 on exploration expenditures, most of which represents the cost of a drill program on the Redford property (see Mineral Property Update- Redford Property for details on the drilling program).  See note 5 in the financial statements for a further breakdown of expenditures and below for details of the programs.

SIGNIFICANT EVENTS AND TRANSACTIONS

Private Placement

The Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit, for total proceeds of $450,000.  Each unit consisted of one common share in the capital of the Company and one share purchase warrant.  One Warrant entitles the holder to buy one additional common share in the capital of the Company for a period of one year at a price of $0.20 per share.  One-half of the units were flow-through units which consisted of one flow-through common shares in the capital of the Company and one warrant. The company previously announced a finders fee consisting of 120,000 common shares to be paid to Canaccord Capital Corporation in connection with the private placement. Due to technicalities, the finders fee was not paid (Canaccord staff invested in the private placement personally). All securities issued pursuant to this private placement were subject to a four month hold period.

The proceeds from the private placement were used to explore the Company’s properties in the Yukon, carryout a diamond drill and rock chip sampling program on the Redford Property in B.C.  and for general working capital. Details on the diamond drilling program and rock chip sampling program are given under ‘Mineral Property Update’.

Grant of Incentive Stock Options- May 27, 2004

Logan Resources Ltd. granted 1,050,000 incentive stock options under its option plan to directors, certain employees and consultants exercisable at $0.40 per share for a period of two years. The shares to be issued upon exercise of the options shall be subject to a hold period of four months from the date the options were granted.

MINERAL PROPERTY UPDATE

Albert Creek Property (British Columbia)

The Company has finalized an option agreement between Forsys Technologies Inc. (Forsys) on Albert Creek. Under the terms of the agreement, Forsys will have the right to earn the Company’s 51% interest in the property by:

-  Issuing 150,000 shares to Logan upon receipt of TXS Venture Exchange approval and make a total of $300,000 in exploration expenditures over a 3 year period as follows:

-  $100,000 on or before February 15, 2005

-  $100,000 on of before February 15, 2006, for a cumulative total of $200,000

-  $100,000 on or before February 15, 2007, for a cumulative total of $300,000

Forsys will have an option to earn a further 20% of the property by taking it to bankable feasibility. Forsys Technologies Inc. is awaiting on TSX-Venture approval.

Antler Creek Property (British Columbia), Shell Creek Property (Yukon),) and Heidi Property (Yukon)

As reported in the year end report of March 31, 2004, Logan Resources Ltd. is seeking a joint venture partnership for these properties.

See “Subsequent Events” for details on the Shell Creek and Heidi properties.

Redford Property (British Columbia)

As reported in the year end report of March 31, 2004, Logan Resources Ltd. is seeking a joint venture partnership for these properties.

Diamond Drilling Program And Rock Chip Sampling Program- March 2004

Diamond drilling was carried out on the Redford Property in March 2004. Six holes were drilled totaling 928.90 meters. The drill holes intersected intervals of albite- arsenic- gold mineralization with grades up to 1.18 g/t gold over 1.0 meters. Higher grades were obtained from previous surveys, up to 3.21g/t gold from feldspar- arsenopyrite alteration with quartz vein stockwork surrounding the drilled area. The drill holes tested the down dip extension and strike extension of the Seamus Zone, the principal target on the property. Additional drilling is recommended on the Seamus Zone to test the down dip extension of the arsenic – gold- quartz vein mineralization.

As a result of the drill results management decided to expand the property which now consists of 25 contiguous mineral claims and carried out a rock chip sampling program. This program identified copper– cobalt – gold +/- magnetite skarn showings scattered throughout the northwestern part of the property including the magnetite skarn at the Brynnor Mine and the Tony showing.   The massive sulphide Tony showing and surrounding skarn showings are at the center of an airborne magnetic high of similar size and intensity of that over the Brynnor Mine.  The recent chip sampling of the Tony showing returned 5 meters grading 0.559% copper, 0.0464 % cobalt and 0.164 g/t gold.

Copper – platinum – palladium mineralization hosted by the Karmutsen volcanics occurs over an area of 3 kilometers by 1 kilometer in the northwestern part of the Redford property and grab samples returned up to 1599 ppm copper and up to 13 ppb Pt and up to 38 ppb Pd. Additional trenching, IP and magnetometer surveys are recommended at and in the vicinity of the Tony showing to test the potential for a major copper – cobalt – gold +/- magnetite deposit in the area followed by diamond drilling if warrented.  Total budget for both programs is $400,000.00 (David J. Bridge, MASc, P.Geo).

Iron Horse Property (British Columbia)

Termination of Iron Horse Option Agreement April 21, 2004

The Board of Directors for Logan Resources Ltd. resolved to terminate the Iron Horse Option Agreement with Rich River Exploration Ltd. (the “Optionor”) on April 24, 2004. The Company was not in a position to re-negotiate the terms of the original agreement with the Optionor. Logan Resources Ltd. transfered the claims back to Rich River Exploration Ltd.

SUBSEQUENT  EVENTS

Shell Creek Property (Yukon)

Subsequent to June 30, 2004, Logan Resources Ltd. increased its Shell Creek property by 360 claim units from 70 to 430 claim units covering an area of 17.8km by 4.6km. An extensive silt sampling program was carried out on all the creeks on the property. The sampling program covered an area of approximately 14km x 12km totaling, a total of 95 silt samples were collected. The samples were sent to Acme Labs for analysis which consisted of a 30 multi-element ICP. The sampling program identified a 12km long gold/copper anomaly. A mapping and rock chip sampling program is still in progress.

To date, two distinct styles of mineralization have been noted, low sulphide gold-quartz veins with visible gold which represents the most obvious target. The second target is a fine-grained clastic sedimentary rock marginal to these veins. These units are locally pervasively chloritized and Cu-enriched and may be of economic significance (Chris H. Ash P.Geo- AAPG Province of British Columbia).

Heidi Property (Yukon)

Induced Polar (IP) and Magnetic (mag) surveys were carried out in September 2003. The IP covered an area of 1.5 km2 (6 lines, each 1 km long and 100 m line spacing) and the mag survey covered an area of 3.25 km2 (23 lines, each approximately 1,4km long and 100 m line spacing). The IP survey identified 3 main parallel zones which are possibly connected forming a tight “S” fold. The correlation between the IP and mag anormalies shows that the IP anormalies are open to the west, east and north.

Work carried out on the Heidi Property by Logan Resources Ltd. and previous operators identified potential drill targets. The property  is now drill ready, and an extensive diamond drill program is planned when funds are available.

INVESTOR RELATIONS ACTIVITIES

The Company retained Barry Miller to provide corporate finance services for a fee of $1,500 per month.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Seamus Young, CEO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending June 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

August 31, 2004

____”Seamus Young”_____
Seamus Young
President and CEO

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Judith T. Mazvihwa, CFO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the period ending June 30, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

August 31, 2004

“Judith T. Mazvihwa”
_____________________________________
Judith T. Mazvihwa

CFO

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V LGR

October 4, 2004

No. 04-14

COMPANY UPDATE

Logan Resources Ltd. (LGR) is pleased to announce that TSX-Venture has approved the agreement between the Company and Forsys Technologies Inc. (Forsys). Forsys acquired an option to earn a 51% interest from LGR in the Albert Creek Property located in British Columbia, Canada. In order for Forsys to exercise this option and earn the 51% interest in the property, it has issued LGR 150,000 common shares of the company and Forsys must also incur an aggregate of $300,000 in exploration expenditures on the property over a three year period.

Logan Resources Ltd. is currently acquiring by staking some uranium properties in Saskatchewan Basin. Complete details of this ongoing project will be released in the following weeks. The company has retained Andrew Gracie, Ph.D., P.Geo. as a technical advisor for this project.

LOGAN RESOURCES LTD.
”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Telephone: (604) 689-0299

Facsimile:  (604) 689-0288

Email:  info@krl.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Shares issued and outstanding

12,913,176

Listed TSX-V

LGR

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V LGR

October 13, 2004

No. 04-14

Private Placement Completion

Logan Resources Ltd. (the “Company”) is pleased to announce that it has closed a non-brokered private placement consisting of 647,365 flow-through units (“FT Units”) and 812,000 non-flow-through units (“NFT Units”), all at a price of $0.25 per unit, for total proceeds of $364,821.  Each NFT Unit consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”), and each FT Unit consists of one flow-through common shares and one-half of one Warrant.  One whole Warrant entitles the holder to buy one additional common share in the capital of the Company for a period of eighteen (18) months at a price of $0.35 per share.  The Company paid $7,280 and issued 56,818 common shares as finders fees in connection with the private placement. All securities issued pursuant to this private placement are subject to a four month hold period.

The proceeds from the private placement will be used to explore the Company’s properties in B.C. and Yukon and general working capital.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns five precious and base metal properties in British Columbia. For more information on Logan Resources Ltd. please visit www.loganresources.ca.

LOGAN RESOURCES LTD.

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President

Telephone: (604) 689-0299

Facsimile:  (604) 689-0288

Email:  info@krl.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Shares issued and outstanding

12,793,176

Listed TSX-V

LGR

LOGAN RESOURCES LTD.

720 - 475 Howe Street

Vancouver, BC

V6C 2B3

Telephone (604) 689-0299

Facsimile (604) 689-0288

NEWS RELEASE

TSX-V LGR

October 26, 2004

No. 04-14

Amendment - Private Placement Completion

Logan Resources Ltd. (the “Company”) is pleased to announce an amendment to the private placement described in the news release dated October 13, 2004, such that the Company has issued an additional 200,000 FT Units.  As a result, the Company has issued a total of 647,365 non-flow-through units (“NFT Units”) and 1,012,000 flow-through units (“FT Units”), all at a price of $0.25 per unit, for total proceeds of $414,841.25.  Each NFT Unit consists of one common share in the capital of the Company and one share purchase warrant (a “Warrant”), and each FT Unit consists of one flow-through common share and one-half of one Warrant.  One whole Warrant entitles the holder to buy one additional common share in the capital of the Company for a period of eighteen (18) months at a price of $0.35 per share.  The Company paid $7,280 and issued 74,318 common shares as finders fees in connection with the private placement.  All securities issued pursuant to this private placement are subject to a four month hold period.

The proceeds from the private placement will be used to explore the Company’s properties in B.C. and Yukon and general working capital.

Logan Resources Ltd. is a mining exploration company engaged in the acquisition, exploration and development of mineral properties.  The Company currently owns five precious and base metal properties in British Columbia and Yukon. For more information on Logan Resources Ltd. visit www.loganresources.ca.

LOGAN RESOURCES LTD.

Per:

“Seamus Young”

Seamus Young, President

For further information contact:

Mr. Seamus Young, President

Telephone: (604) 689-0299

Facsimile:  (604) 689-0288

Email:  info@krl.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Shares issued and outstanding

12,793,176

Listed TSX-V:LGR

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1.

Name and Address of Company

Logan Resources Ltd.
Suite 720 – 425 Howe Street
Vancouver, BC  V6C 2B3

Item 2.

Date of Material Change

October 25, 2004

Item 3.

News Release

The news release was issued on October 26, 2004, and disseminated through Stockwatch.

Item 4.

Summary of Material Change

The Company completed a private placement.

Item 5.

Full Description of Material Change

Please see attached news release dated October 26, 2004

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

For more information, please contact Seamus Young, President and Chief Executive Officer at 604.689.0299.

DATED October 26, 2004.

LOGAN RESOURCES LTD.
Per:	“Seamus Young”
Seamus Young President and Chief Executive Officer